UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
3,690,591

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,168,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,168,443

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.42%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 56,142,643 Shares (as defined herein) outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A filed on April 16, 2024.

CUSIP No. 226718104	13D	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		85,132

	8	SHARED VOTING POWER
3,690,591

	9	SOLE DISPOSITIVE POWER
85,132

	10	SHARED DISPOSITIVE POWER
4,168,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,253,575

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.58%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 56,142,643 Shares outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A filed on April 16, 2024.

CUSIP No. 226718104	13D	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		185,561

	8	SHARED VOTING POWER
3,690,591

	9	SOLE DISPOSITIVE POWER
185,561

	10	SHARED DISPOSITIVE POWER
4,168,443

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,354,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.76%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 56,142,643 Shares outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A filed on April 16, 2024.

CUSIP No. 226718104	13D	Page 5 of 8 pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 27, 2024, as amended by Amendment No. 1 filed with the Commission on April 18, 2024 (collectively, the “Schedule 13D”), relating to the American Depository Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located at 32 rue Blanche, 75009 Paris, France (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 226718104	13D	Page 6 of 8 pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $5.8 million, excluding commissions, was paid to acquire the ADS, including options to acquire ADS, purchased since the filing of Amendment No. 1 on April 18, 2024. The ADS reported herein were purchased using the working capital of the investment vehicles and managed accounts that own the ADS directly, for which Petrus serves as investment manager or portfolio adviser, as well as the personal funds of the private individuals who have signed powers of attorney in favor of Petrus, Mr. Hufnagel and Mr. Umek.

Item 5. Interest in Securities of the Issuer.

Item 5 (a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of pages 2, 3 and 4 of this Amendment No. 2 for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons. These amounts include (i) an aggregate 2,050,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options, and (ii) 310,000 ADS that the Reporting Persons have the right to recall at any time at a price of $29.7930, and 200,000 ADS that the Reporting Persons have the right to recall at any time at a price of $29.036, both pursuant to a repurchase agreement with RBC Bank that terminates on July 11, 2024. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 56,142,643 Shares outstanding as of March 31, 2024, as disclosed in the Issuer’s proxy statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission on April 16, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 2 for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons since the filing of Amendment No. 1 on April 18, 2024 are set forth on Schedule 3 attached hereto.

CUSIP No. 226718104	13D	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

April 24, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek
(Name)

April 24, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel
(Name)

April 24, 2024
(Date)

CUSIP No. 226718104	13D	Page 8 of 8 pages

SCHEDULE 3

Transactions in the ADS of the Issuer by the Reporting Persons since the filing of Amendment No. 1

The following table sets forth all transactions in the ADS effected since the filing of Amendment No. 1 on April 18, 2024 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Petrus Advisers LTD	Buy	59,500	CRTO US Equity	34.532925	20240417
Petrus Advisers LTD	Buy	25,000	CRTO US Equity	34.569060	20240417
Petrus Advisers LTD	Buy	750	CRTO US Equity	34.100000	20240417
Klaus Umek	Sell (directly to Petrus Advisers LTD)	-1,578	CRTO US Equity	34.050000	20240418
Petrus Advisers LTD	Buy (directly from Klaus Umek)	1,578	CRTO US Equity	34.050000	20240418
Petrus Advisers LTD	Buy	95,850	CRTO US Equity	35.062439	20240418
Petrus Advisers LTD	Buy	28,864	CRTO US Equity	35.057683	20240418
Petrus Advisers LTD	Buy	10,150	CRTO US Equity	35.152371	20240418
Petrus Advisers LTD	Buy	2,000	CRTO US Equity	35.232205	20240418
Petrus Advisers LTD	Buy	20,728	CRTO US Equity	34.625723	20240418
Petrus Advisers LTD	Exercise	-5,000 500,000	CRTO US 04/19/24 C25 Equity CRTO US Equity	0.000000 25.000000	20240419
Petrus Advisers LTD	Assignment	4,500 -450,000	CRTO US 04/19/24 C35 Equity CRTO US Equity	0.000000 35.000000	20240419
Petrus Advisers LTD	Buy	29,250	CRTO US Equity	35.277410	20240419
Petrus Advisers LTD	Buy	41,000	CRTO US Equity	35.134180	20240419
Petrus Advisers LTD	Buy	32,750	CRTO US Equity	35.383256	20240419
Petrus Advisers LTD	Buy	128,000	CRTO US Equity	35.222421	20240419
Petrus Advisers LTD	Buy	19,000	CRTO US Equity	35.477114	20240419
Petrus Advisers LTD	Buy	5,000	CRTO US 05/17/24 C35 Equity	2.400000	20240422
Petrus Advisers LTD	Sell	-5,000	CRTO US 05/17/24 C40 Equity	0.550000	20240422
Petrus Advisers LTD	Buy	5,000	CRTO US 06/21/24 C35 Equity	3.100000	20240422
Petrus Advisers LTD	Sell	-5,000	CRTO US 06/21/24 C40 Equity	1.000000	20240422
Petrus Advisers LTD	Sell	-18,700	CRTO US Equity	35.137834	20240422
Petrus Advisers LTD	Sell	-325,000	CRTO US Equity	35.500000	20240422
Petrus Advisers LTD	Buy	13,075	CRTO US Equity	34.986558	20240422
Petrus Advisers LTD	Buy	21,400	CRTO US Equity	35.502671	20240422
Petrus Advisers LTD	Buy	9,225	CRTO US Equity	35.050000	20240422
Petrus Advisers LTD	Sell	-2,127	CRTO US Equity	35.805882	20240422
Petrus Advisers LTD	Buy	11,500	CRTO US Equity	35.706093	20240422
Petrus Advisers LTD	Buy	3,500	CRTO US Equity	35.555526	20240422

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.